Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Septem	Septem	Septem	Septem	Septem
For the Years Ended December 31,	2011	2010	2009	2008	2007
Income before income tax provision and cumulative effect of change in accounting principle	$339.4	$125.7	$64.9	$867.7	$1,154.1
(Income) loss recognized on less than fifty percent owned persons	(7.4)	(2.5)	18.6	(4.6)	(11.8)
Noncontrolling interest in the income of subsidiary with fixed charges	(8.8)	(8.0)	(6.3)	(7.6)	(6.8)

	$323.2	$115.2	$77.2	$855.5	$1,135.5
Fixed Charges:
Interest expense	$90.1	$60.7	$19.3	$12.4	$30.0
Portion of rents deemed to be interest	7.1	7.0	7.1	7.0	6.4
Capitalized interest	12.1	12.5	39.0	25.0	9.8
Debt extinguishment costs	—	—	9.2	—	—
Amortization of debt expense	3.6	3.1	2.1	0.8	0.8

Fixed Charges excluding capitalized interest	112.9	83.3	76.7	45.2	47.0
Earnings adjustments:
Capitalized interest	(12.1)	(12.5)	(39.0)	(25.0)	(9.8)

Earnings, as adjusted	$424.0	$186.0	$114.9	$875.7	$1,172.7

Ratio of earnings to fixed charges	3.8	2.2	1.5	19.4	25.0